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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. The article is posted on HP's internal web site.


COUNTDOWN TO THE VOTE

CARLY, EC MEMBERS CALL UPON SENIOR LEADERS TO SERVE AS SOURCE OF STRENGTH, FOCUS FOR EMPLOYEES

Hewlett-Packard CEO Carly Fiorina opened the February 20 Senior Leaders Communication Meeting by reminding the audience that the gathering probably marked their "last time together before we take the vote." Approximately 160 leaders participated in the meeting, either in person from Cupertino, California, or by phone from other locations.

With 27 days remaining before the March 19 special meeting to vote on issuing shares of HP common stock in connection with the Compaq merger, Carly told senior leaders that momentum continues to shift in favor of the merger. The proxy contest is likely to grow in intensity as the vote approaches, she stated, but HP will concentrate on "facts and substance."

"It is our job to stay focused on our case," she said. "We will continue to set the record straight when our process is misrepresented."

As HP and Compaq continue to make progress in the final phase of integration planning, Carly said they will pay particular attention to maintaining continuity in front of customers. The selection process, she assured senior leaders, will engage managers who know the performance and skills of the employees involved. "We'll continue to make decisions that are best for the business," she said.

EXTRAORDINARY LEADERSHIP

HP's CEO thanked the senior leaders for their role in achieving a successful first quarter of FY02, saying that the world was "surprised and impressed" by the company's financial results.

Chief Financial Officer Bob Wayman added praise of his own during his remarks. The company posted strong results in

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many areas, he said, including channel inventory, gross margin and cash generation.

Bob also delivered an update on the proxy process and countered specific criticism from the opposition regarding the track record of past mergers.

QUICKENING THE PACE

Susan Bowick, HP's Human Resources vice president, told leaders that the integration planning team has been working on the architecture of the new HP and the roles of enterprise functions such as IT, finance and HR. More details on the selection process will be available as the merger close date approaches, Susan said.

More than 600 HP and Compaq employees -- including sizable integration teams in all the regions -- now are working on the "clean team" as the pace of the planning intensifies in preparation for the close date, said integration lead Webb McKinney. This date has not yet been set and will depend upon shareowner and regulatory approval.

The team is also working on transition plans to move into the implementation phase once the merger closes, Webb said.

During the Q&A session, senior leaders' questions touched on issues including HP's global customer accounts, the reporting of pro forma financial results and how the new company will differentiate products and services in the marketplace.

THE RIGHT MOVE

The next 27 days will be difficult in some ways, Carly told leaders, but "exciting and exhilarating" as well.

"Your employees will look to you more than ever as a source of info, a source of confidence and strength, and a source of focus," she said. Leaders should concentrate on helping their people understand the issues, develop great products, serve customers and deliver value.

"I am more and more convinced," she continued, that the merger is "the right move at the right time for all the right reasons."

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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